UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Enters into Further Forbearance Arrangement with Noteholders

We, LDK Solar Co., Ltd., announced that we have entered into a new two-week forbearance arrangement with holders of a majority in aggregate principal amount of our US$-Settled 10% Senior Notes due 2014 (the “Notes”). The new forbearance arrangement, which expires on December 10, 2013, relates to the interest payment due under the Notes on August 28, 2013. That interest payment is still unpaid. It is our intention to find a consensual solution to our obligations under the Notes as soon as possible. As reported previously, we have engaged Jefferies LLC as a financial advisor for strategic advice in connection with the Notes and our other offshore obligations. Holders of our offshore debt obligations may contact Augusto King at aking@Jefferies.com, or Steven Strom at sstrom@Jefferies.com, Lyndon Norley at lyndon.norley@Jefferies.com, or Richard Klein at rklein@Jefferies.com with any questions.

Sidley Austin is acting as our counsel, led by Thomas Albrecht at talbrecht@sidley.com, and Timothy Li at htli@sidley.com. We understand that Ropes & Gray is acting as counsel to a group of noteholders, led by Daniel Anderson (daniel.anderson@ropesgray.com) and Paul Boltz (paul.boltz@ropesgray.com). We also understand that Houlihan Lokey has been engaged as financial advisor to that same group of noteholders; holders of the Notes may contact Brandon Gale at bgale@hl.com with any questions

Our press release issued on November 26, 2013 is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 26, 2013

Exhibit 99.3

LDK Solar Enters into Further Forbearance Arrangement with Noteholders

XINYU CITY, China and SUNNYVALE, Calif., November 26, 2013 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK) announced that it has entered into a new two-week forbearance arrangement with holders of a majority in aggregate principal amount of its US$-Settled 10% Senior Notes due 2014 (the “Notes”). The new forbearance arrangement, which expires on December 10, 2013, relates to the interest payment due under the Notes on August 28, 2013. That interest payment is still unpaid. It is LDK Solar’s intention to find a consensual solution to its obligations under the Notes as soon as possible and LDK Solar remains hopeful that it will be able to achieve that goal. As reported previously, LDK Solar has engaged Jefferies LLC as a financial advisor for strategic advice in connection with the Notes and LDK Solar’s other offshore obligations. Holders of LDK Solar’s offshore debt obligations may contact Augusto King at aking@Jefferies.com, or Steven Strom at sstrom@Jefferies.com, Lyndon Norley at lyndon.norley@Jefferies.com, or Richard Klein at rklein@Jefferies.com with any questions.

Sidley Austin is acting as counsel to LDK Solar, led by Thomas Albrecht at talbrecht@sidley.com, and Timothy Li at htli@sidley.com. LDK Solar understands that Ropes & Gray is acting as counsel to a group of noteholders, led by Daniel Anderson (daniel.anderson@ropesgray.com) and Paul Boltz (paul.boltz@ropesgray.com). LDK Solar also understands that Houlihan Lokey has been engaged as financial advisor to that same group of noteholders; holders of the Notes may contact Brandon Gale at bgale@hl.com with any questions.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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